UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

enCore Energy Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

29259W700

(CUSIP Number)

December 5, 2024

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 29259W700	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MMCAP International Inc. SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
9,679,499*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
9,679,499*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,679,499*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.06%**
12	TYPE OF REPORTING PERSON
CO

FOOTNOTES:

* *The reporting person holds 2,065,499 common shares and warrants convertible into 7,614,000 common shares of the Issuer.
* *The percentages used herein are calculated based on 181,732,963 common shares outstanding of the Issuer, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 14, 2024.

CUSIP No. 29259W700	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MM Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER
9,679,499*
	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER
9,679,499*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,679,499*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.06%**
12	TYPE OF REPORTING PERSON
CO

FOOTNOTES:

* *The reporting person holds 2,065,499 common shares and warrants convertible into 7,614,000 common shares of the Issuer.
* *The percentages used herein are calculated based on 181,732,963 common shares outstanding of the Issuer, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on November 14, 2024.

CUSIP No. 29259W700	Page 4 of 7 Pages

Item 1 (a). Name of Issuer:

enCore Energy Corp.

Item 1 (b). Address of Issuer's Principal Executive Offices:

101 N. Shoreline Blvd. Suite 450, Corpus Christi, TX 78401

Item 2 (a). Name of Person Filing:

i) MMCAP International Inc. SPC

ii) MM Asset Management Inc.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

i) c/o Mourant Governance Services (Cayman) Limited

    94 Solaris Avenue

    Camana Bay, P.O. Box 1348
    Grand Cayman, KY1-1108, Cayman Islands

ii) 66 Wellington Street West,

 TD Bank Tower, Suite 3400,

 Toronto, ON M5K 1E6, Canada

Item 2 (c). Citizenship:

i) Cayman Islands
ii) Ontario, Canada

Item 2 (d). Title of Class of Securities:

Common Shares

Item 2 (e). CUSIP Number:

29259W700

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

 (a) ☐ Broker or dealer registered under Section 15 of the Act;

 (b) ☐ Bank as defined in Section 3(a)(6) of the Act;

 (c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act;

 (d) ☐ Investment Company registered under Section 8 of the Investment Company Act;

 (e) ☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

 (f) ☐ Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

 (g) ☐ Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

 (h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. 29259W700	Page 5 of 7 Pages

 (i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

 (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

 ☒ If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

 (a) Amount beneficially owned: 9,679,499

 (b) Percent of class:  5.06%*

 (c) Number of shares as to which such person has:

 (i) Sole power to vote or to direct the vote:  0

 (ii) Shared power to vote or to direct the vote:  9,679,499

 (iii) Sole power to dispose or to direct the disposition of:  0

 (iv) Shared power to dispose or to direct the disposition of: 9,679,499

FOOTNOTES:

* * The reporting person holds 2,065,499 common shares and warrants convertible into 7,614,000 common shares of the Issuer.

**The percentages used herein are calculated based on 181,732,963 common shares outstanding of the Issuer, as reported in the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 14, 2024.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

 If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 N/A

Item 8. Identification and Classification of Members of the Group.

 N/A

CUSIP No. 29259W700	Page 6 of 7 Pages

Item 9. Notice of Dissolution of Group.

 N/A

Item 10. Certification.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MMCAP International Inc. SPC

Date: December 11, 2024	By: /s/ Ulla Vestergaard

Name: Ulla Vestergaard Title: Director

MM Asset Management Inc.

Date: December 11, 2024	By: /s/ Hillel Meltz

Name: Hillel Meltz Title: President

CUSIP No. 29259W700	Page 7 of 7 Pages

EXHIBIT 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: December 11, 2024

MMCAP International Inc. SPC

By: /s/ Ulla Vestergaard
Name: Ulla Vestergaard Title: Director

MM Asset Management Inc.

By: /s/ Hillel Meltz_______________
Name: Hillel Meltz Title: President